Filed by J.P. Morgan Exchange-Traded Fund Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Companies: JPMorgan Trust I (File No. 811-21295), JPMorgan Trust II (File No. 811-04236) and Undiscovered Managers Funds (File No. 811-08437)

JPMORGAN TRUST I

J.P. Morgan Income Funds

JPMorgan Inflation Managed Bond Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated July 1, 2021, as supplemented

JPMORGAN TRUST II

J.P. Morgan International Equity Funds

JPMorgan International Research Enhanced Equity Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated March 1, 2021, as supplemented

J.P. Morgan U.S. Equity Funds

JPMorgan Market Expansion Enhanced Index Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated November 1, 2020, as supplemented

UNDISCOVERED MANAGERS FUNDS

JPMorgan Realty Income Fund

Summary Prospectuses, Prospectuses and Statement of Additional Information dated July 1, 2021, as supplemented

(All Share Classes)

Supplement dated August 11, 2021

to the Summary Prospectuses, Prospectuses and Statements of Additional Information as dated above

At meetings held on August 9, 2021, the Boards of Trustees agreed to consider in early 2022 the conversion of the following four mutual funds to newly created exchange-traded funds (the “ETFs”) (each, a “Conversion”):

•	JPMorgan Inflation Managed Bond Fund

•	JPMorgan International Research Enhanced Equity Fund

•	JPMorgan Market Expansion Enhanced Index Fund

•	JPMorgan Realty Income Fund

Each new ETF will be managed in a substantially similar manner as the current mutual funds. If approved by the Boards of Trustees, it is anticipated that the Conversions would occur in 2022.

By converting these strategies to ETFs, J.P. Morgan Investment Management Inc. (“JPMIM”), the investment adviser for the mutual funds, believes shareholders in these mutual funds could benefit from reduced costs, including lower transfer agency costs for certain classes and no Rule 12b-1 or service fees. JPMIM is communicating the proposed plans prior to formal board approval, in order to provide shareholders with ample notice of the planned Conversions and allow them time to engage with JPMIM on the implications of the proposed transactions, including the need to have a brokerage account prior to the Conversion.

Each Conversion would consist of (1) the transfer of all or substantially all of the mutual fund’s assets, subject to its liabilities, to the corresponding shell ETF for shares of the ETF; and (2) the distribution of the ETF shares to the mutual fund shareholders in complete liquidation of the mutual fund. It is anticipated that if approved by the Boards of Trustees, each Conversion will not require shareholder approval.

When the Conversions are considered, each Board of Trustees, including the Trustees not deemed to be “interested persons” of the mutual funds pursuant to Section 2(a)(19) of the Investment Company Act of 1940, as amended, will need to determine whether it is in the best interests of the target mutual fund and that the Conversion would not dilute the interests of the mutual fund’s shareholders.

The new ETFs have not commenced investment operations, and it is anticipated that each will not have shareholders prior to the Conversion. If the Conversions are approved by the Boards of Trustees, existing shareholders of each mutual fund will receive prior to the Conversion a combined information statement/prospectus describing in detail both the Conversion and the surviving ETF, and summarizing the Board’s considerations in approving the Conversion.

It is anticipated that each Conversion will qualify as a tax-free reorganization for federal income tax purposes and that shareholders will not recognize any gain or loss in connection with the Conversion, except to the extent that they receive cash in connection with the liquidation of any fractional shares received in the Conversion.

SUP-MFCONV-821

In connection with the proposed Conversions discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Conversions. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.jpmorganfunds.com and a paper copy can be obtained at no charge by calling 1-800-480-4111 .

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT WITH THE

SUMMARY PROSPECTUSES, PROSPECTUSES AND STATEMENTS OF ADDITIONAL

INFORMATION FOR FUTURE REFERENCE